Exhibit 99.1

PARINGA TO CONDUCT SALE PROCESS FOR ITS ASSETS THROUGH A COURT-SUPERVISED CHAPTER 11 PROCESS

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL) (ASX: PNL) advises that its subsidiary, Hartshorne Mining Group, LLC and its U.S. affiliates (“Hartshorne”), has today announced in the U.S. that, to facilitate a value-maximizing sale of its operating Poplar Grove coal mine, undeveloped Cypress coal project and other business assets, it filed voluntary Chapter 11 petitions in the United States Bankruptcy Court for the Western District of Kentucky (the “Court”). Hartshorne intends to continue mining operations during the bankruptcy and sale process, after transitioning from two mining units to one mining unit.

In support of its ongoing operations, Hartshorne has filed a series of “First Day Motions” with the Court that, subject to approval, will allow Hartshorne to conduct mining operations in compliance with all environmental and applicable regulations, maintain its employee compensation and benefits, continue customer shipments and make payments to suppliers in full for goods and services provided after the filing date. These motions are typical in a Chapter 11 process, and Hartshorne expects they will be approved in the first few days of the case.

Hartshorne has obtained a commitment for a debtor-in-possession financing in the amount of US$7.5 million from several of its current senior secured lenders for which Tribeca Global Resources Credit Pty Ltd will serve as agent. The financing is expected to provide sufficient liquidity to fund Hartshorne’s operations while it executes a sale process of its assets under section 363 of the United States Bankruptcy Code.

Paringa’s Chief Executive Officer, Mr. Egan Antill, stated, “Despite our best efforts and progress, operational and technical challenges continue to prevent us from achieving anticipated volumes. After a thorough evaluation of our near-term financial outlook and operational performance, Hartshorne’s management team, Board of Managers, and advisors have determined that additional financing is needed to continue our efforts. Accordingly, we are pursuing an accelerated sale process to identify potential new owners who can continue this work while optimizing value for all stakeholders including our lenders, employees, customers, and suppliers. Chapter 11 gives us the time, protections, and access to additional near-term financing to complete a sale process and determine the appropriate path forward.”

In connection with the debtor-in-possession financing agreement, Hartshorne and its lenders agreed that the best way to maximize the value of the Company is to conduct a marketing process for the sale of the Company’s assets in the Chapter 11 cases. Parties interested in participating in the sale process should contact Hartshorne’s investment bank, Perella Weinberg Partners LP (Brennan Smith, brennan.smith@pwpartners.com, Kevin Cofsky, kcofsky@pwpartners.com, Jacob Czarnick, jczarnick@pwpartners.com, and John Messina, jmessina@pwpartners.com).

Legal filings and other information related to the Chapter 11 case are available at www.case.stretto.com/hartshorne.

Squire Patton Boggs (US) LLP is serving as Hartshorne’s legal advisor; FTI Consulting, Inc. has been retained as Chief Restructuring Officer and financial advisor; and Perella Weinberg Partners LP is serving as Hartshorne’s investment banker.

The Company’s securities will remain suspended from trading until the Company can make further announcements on the above.

For further information, contact:

Paringa Resources Limited
Egan Antill
Chief Executive Officer
eantill@paringaresources.com

FTI Consulting
Matt Dempsey / Rachel Chesley
+1 303.689.8838 / +1 212.850.5681
hartshorne@fticonsulting.com

This announcement has been authorised for release by the Company’s Board of Directors.